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                                                                 EXHIBIT (a)(11)


               DSI TOYS AND MVII, LLC COMPLETE STOCK TRANSACTION;
                MVII, LLC ANNOUNCES FINAL PRORATION FACTOR IN ITS
                       TENDER OFFER FOR SHARES OF DSI TOYS

         HOUSTON, TEXAS, June 2, 1999 --- DSI Toys, Inc. (Nasdaq: DSIT) and MVII, LLC, a California limited liability company controlled by E. Thomas Martin, are pleased to announce that they have completed the second of two transactions pursuant to the Stock Purchase and Sale Agreement dated April 15, 1999, between MVII and DSI, which resulted in a $5 million investment by MVII in DSI common stock. In yesterday's closing, MVII purchased 1,792,453 shares of DSI's common stock for $3.8 million. On April 15, 1999, as provided in the Stock Purchase Agreement, MVII purchased 566,038 shares of DSI common stock for $1.2 million.

         MVII also announced that it has been advised by its depositary, American Stock Transfer & Trust Company, that on a final basis 5,036,215 shares of common stock of DSI were validly tendered and not withdrawn on or prior to the 5:00 p.m., May 25, 1999, expiration date of MVII's $4.38 per share cash tender offer for DSI common stock, resulting in a final pro-ration factor of 31.77%. On May 26, 1999, MVII accepted for payment 1,600,000 shares of common stock of DSI.

         As a result of the tender offer and the $5 million investment in DSI common stock, MVII has made a total investment in DSI common stock of $12 million. MVII currently is the record owner of more than 47% of DSI's outstanding shares. MVII has nominated four individuals to serve on the DSI's six member board, and DSI's shareholders have approved the appointment of MVII's nominees.

         At yesterday's closing, DSI also accepted the resignations of Messrs. Crosby, Smith, Conrad and Neitz from its board and these vacancies have been filled by Messrs. E. Thomas Martin, Robert L. Burke, Joseph S. Whitaker, and John McSorley. DSI also announced the appointment of E. Thomas Martin as Chairman of its board of directors. Mr. Martin's appointment adds a new dimension to the Company's management, as he has over 25 years of experience in the toy and media industries. He recently sold Martin Media LP and related entities for $610 million to Chancellor Media Corp. Prior to his tenure in outdoor advertising, Mr. Martin spent ten years with Mattel, Inc. in their product development and marketing divisions.

         DSI Toys, Inc. designs, develops, markets and distributes high quality, value-priced toys and children's consumer electronics. Core product categories are juvenile audio products (include Tech-Link(TM) and Digi-Tech(TM) walkie-talkies, pre-teen audio products and Kawasaki(R) musical toys), girls' toys (including dolls, play sets and accessories), and boys' toys (including Kawasaki(R) and Burnin' Thunder(TM) radio control vehicles, BlockMen(TM) construction sets, and western and military action toys). The Company's web sites can be reached at http://www.DSIToys.com and http://www.blockmen.com.

         SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Statements in this press release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new and existing products, capital resources, and future financial condition and results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause DSI's actual results in future periods to differ materially and adversely from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of DSI's customers, competition, and other factors discussed from time to time in DSI's filings with the Securities and Exchange Commission.

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